Exhibit 2
                                             Item 77C


     A Special Meeting of Stockholders of Dreyfus Global Bond Fund, Inc. (the "Fund") was held on September 17, 1999. Out of a total of 1,641,028.927 shares ("Shares") entitled to vote at the Meeting, a total of 1,368,057.863 were represented at the Meeting, in person or by proxy. The following matter was duly approved by vote of the holders of the Fund's outstanding Shares as follows:

Approval of a proposed Sub-Investment Advisory Agreement between The Dreyfus Corporation and Pareto Partners.


          Affirmative Votes             Negative Votes
            1,326,871.643                  17,630.093